July 30, 2024

A. Clay Holder
Chief Financial Officer
Mid-America Apartment Communities, Inc.
Mid-America Apartments, L.P.
6815 Poplar Avenue, Suite 500
Germantown, Tennessee, 38138

       Re: Mid-America Apartment Communities, Inc.
           Mid-America Apartments, L.P.
           Form 10-K for the fiscal year ended December 31 2023
           File Nos. 001-12762 and 333-190028-01
Dear A. Clay Holder:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Item 1. Business
Acquisitions and Development, page 5

1. We note that you currently have five properties in development and that you completed one development during the year ended December 31, 2023. In future Exchange Act periodic reports, for each completed development, please disclose the total cost incurred, the development costs per unit, and clarify whether those development costs include leasing costs.
Item 2. Properties, page 27

2. We note your disclosure on page 31 that you believe average effective rent is a helpful measure. Please tell us and revise the table in future filings to disclose your base rent per unit and average effective annual rent per unit, taking into account the impact of free rent, tenant reimbursements, and tenant concessions. We also note that you have 34 apartment communities with a retail component. Please provide separate disclosure regarding your
 July 30, 2024
Page 2

       retail assets, addressing occupancy levels, base rent per square foot, and average effective rent per square foot.
3. In future Exchange Act periodic reports, please discuss leasing results for the prior period, including the amount of leases that were new leases compared to renewal leases.
       Additionally, this disclosure should include discussion of tenant improvement costs, leasing commissions, and tenant concessions. Please provide separate disclosure regarding your retail assets and provide disclosure for these assets on a per square foot basis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Stacie Gorman at 202-551-3585 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Robert DelPriore